

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 16, 2016

<u>Via E-mail</u>
William Mandel
President and Chief Executive Officer
Kelvin Medical, Inc.
10930 Skyranch Place
Nevada City, CA 95959

> **Re: Kelvin Medical, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 1, 2016**
> **File No. 333-212791**

Dear Mr. Mandel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2016 letter.

<u>Financial Statements, page F-1</u>

1.   Please update your financial statements to include the most recent interim period. Refer to the guidance in Rule 8-08 of Regulation S-X.

<u>Signatures, page 40</u>

2.   We note your response to prior comment 2. However, Dr. Austin has signed under the first paragraph of text instead of under the second paragraph of text on the Signatures page. Below the second paragraph of text on the Signatures page, please clearly indicate that the individuals comprising at least a majority of your board of directors have signed your registration statement in their capacity as directors.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sharon D. Mitchell